Exhibit 99.10

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canopy Growth Corporation

We, KPMG LLP, consent to the use of our report dated June 21, 2019, with respect to the consolidated financial statements of Canopy Growth Corporation (the “Company”) as at and for the year ended March 31, 2019, included in this Annual Report on Form 40-F.

Our report dated June 21, 2019, contains an explanatory paragraph that states, without qualifying our opinion, that we draw attention to Note 3(c) to the consolidated financial statements, which indicates that the Company has retrospectively applied the change in accounting policy to capitalize production-related depreciation and amortization to biological assets and inventory and expense this depreciation to cost of goods sold as inventory is sold. Our report so dated refers to our audit of the adjustments to retrospectively apply the change in accounting policy to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2018 consolidated financial statements of the Company other than with respect to such adjustments.

We also consent to the incorporation by reference of such report in Registration Statement No. 333-229352 on Form S-8.

/s/ KPMG LLP

June 25, 2019

Ottawa, Canada